Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾 賽 科 技 *

(the “Company”)

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

GRANT OF AWARDS

This announcement is made by the Company pursuant to Rules 17.06A, 17.06B and 17.06C of the Listing Rules.

On November 12, 2025, the Company granted an aggregate of 305,832 awards in the form of RSUs (the “Awards”) (representing the same number of Class B Ordinary Shares) to two Directors (the “Director Grants”) and 109 employees of the Group (the “Employee Grants”, together with the Director Grants, the “Grants”) under the 2021 Plan, subject to respective acceptance by the Grantees. The Grants are subject to the terms and conditions of the 2021 Plan and the award agreements entered into or to be entered into between the Company and each of the Grantees.

DETAILS OF THE GRANTS

Date of the Grants	:	November 12, 2025.

Grantees	:	Ms. Cailian Yang (“Ms. Yang”), an executive Director of the Company, Mr. Jia Ren (“Mr. Ren”), an independent non-executive Director of the Company and 109 employees of the Group, all of whom are eligible participants pursuant to the 2021 Plan.

Aggregate number of the Awards	:	305,832, of which 4,000 and 7,116 were for the Director Grants to Ms. Yang and Mr. Ren, respectively.

Aggregate number of Class B Ordinary Shares underlying the Awards	:	305,832.

Purchase price of the Awards	:	Nil.

Market price of the Class B Ordinary Shares or ADSs on the date of the Grants	:	HK$170.00 per Class B Ordinary Share, for Class B Ordinary Shares traded on The Stock Exchange of Hong Kong Limited on November 12, 2025 (Hong Kong Time).

US$20.78 per ADS, for ADSs traded on NASDAQ on November 11, 2025 (U.S. Eastern Time), being the trading day on the New York Stock Exchange immediately preceding the date of the Grants.

Vesting period	:	For the Director Grants to Mr. Ren, the Awards shall vest over three years in three equal portions on (i) the first anniversary of the vesting commencement date as specified in the award agreement, (ii) the second anniversary of Mr. Ren’s appointment as an independent non-executive Director of the Company and (iii) the day before the third anniversary of such appointment, respectively, subject to Mr. Ren’s continued directorship with the Company on such vesting dates.

The total vesting period for the Director Grants to Ms. Yang and all Employee Grants (i.e., the period between the vesting commencement dates as specified in the award agreements and the last vesting dates) is 48 months.

Pursuant to the 2021 Plan, the vesting period for any RSU granted shall not be less than 12 months from the date of grant, unless otherwise decided by the Board, a committee of the Board and/or one or more authorized executive officers of the Company, subject to the Listing Rules. As certain Employee Grants were delayed due to administrative reasons, the periods between the date of Grants and the first vesting dates of such Grants are less than 12 months to reflect the time from which the Awards would have been granted as permitted by the 2021 Plan. Further, while the Awards granted to certain employees will be vested semi-annually with the first vesting dates occurring in less than 12 months, these Awards have a mixed or accelerated vesting schedule and will be vested in eight equal portions over 48 months. The compensation committee of the Board considers that such arrangements (i) are appropriate for retaining, incentivizing and rewarding those employees, as well as encouraging them to continuously contribute to the operations, development and long-term success and growth of the Company, (ii) are appropriate and commercially competitive and reasonable as the majority of the Awards are subject to a longer vesting period, which will ensure that the long-term interest of the employees and the Company are aligned, and (iii) align with the purpose of the 2021 Plan.

Performance target	:	The vesting of Awards under the Grants is not subject to any performance target.

In respect of the Director Grants to Mr. Ren, as the relevant Awards (i) form part of the compensation stipulated in the appointment letter of Mr. Ren, and (ii) are subject to the clawback mechanism as described below, the compensation committee of the Board is of the view that it is not necessary to set any performance target for these Grants.

Further, in respect of the Director Grants to Ms. Yang and the Employee Grants to a senior manager of the Company, as the relevant Awards (i) were granted in recognition of their pivotal contributions to the Company’s successful financing activities, and (ii) are subject to the clawback mechanism as described below, the compensation committee of the Board is of the view that it is not necessary to set any performance target for these Grants.

These arrangements align with the purpose of the 2021 Plan to promote the success and enhance the value of the Company by linking the personal interests of the Directors, employees, and consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders.

Clawback mechanism	:	Upon any termination of employment or service during the applicable restriction period, Awards that are at that time unvested shall be forfeited or repurchased in accordance with the respective award agreements. In addition, if the termination of employment or service is for cause as set out in the section headed “Statutory and General Information – D. Share Incentive Plan – 1. The 2021 Plan – (i) Termination for Cause” in Appendix IV to the prospectus of the Company dated September 8, 2025, Awards that are at that time vested shall also be forfeited in accordance with the respective award agreements.

LISTING RULES IMPLICATIONS

Pursuant to Rule 17.04(1) of the Listing Rules, the Director Grants had been approved by the independent non-executive Directors (other than Mr. Ren who abstained from voting in respect of the Director Grants to himself), and will not result in the shares issued and to be issued in respect of all awards granted to each of Ms. Yang and Mr. Ren in the 12-month period up to and including the date of such Director Grants representing in aggregate to exceed 0.1% limit of the total issued shares (excluding treasury shares) of the Company for the purpose of Rules 17.04(2) and (3) of the Listing Rules.

Save as disclosed above and to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as at the date of the Grants, none of the Grantees is: (i) a Director, a chief executive, a substantial shareholder of the Company or an associate of any of them; (ii) a participant with awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with awards granted and to be granted exceeding 0.1% of the total issued shares (excluding treasury shares) of the Company in any 12-month period up to and including the date of the Grants.

NUMBER OF CLASS B ORDINARY SHARES AVAILABLE FOR FUTURE GRANTS

The Awards will be satisfied using the Class B Ordinary Shares (or equivalent ADSs) issued and/ or to be issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan. As at the date of this announcement and following the Grants, 14,704,257 underlying Class B Ordinary Shares remain available for future grants under the plan limit, and the consultants sublimit remains unchanged at 750,504 underlying Class B Ordinary Shares.

REASONS FOR GRANTS OF AWARDS

The purpose of the Grants is to promote the success and enhance the value of the Company by linking the personal interests of the Grantees of the Awards to those of the Company’s shareholders and by providing such Grantees with an incentive for outstanding performance to generate superior returns to the Company’s shareholders. In addition, the Director Grants to Mr. Ren form part of the compensation stipulated in the appointment letter of Mr. Ren entered into with the Company.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“2021 Plan”	the share incentive plan of our Company adopted in June 2021, as amended from time to time

“ADS(s)”	American Depositary Share(s), each representing one Class B Ordinary Share

“associate”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Class B Ordinary Share(s)”	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class B Ordinary Share one vote per share on any resolution tabled at the Company’s general meetings

“Company”	Hesai Group, an exempted company with limited liability incorporated in the Cayman Islands on April 21, 2021

“Depositary”	Deutsche Bank Trust Company Americas

“Director(s)”	the director(s) of our Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“RSU(s)”	restricted share unit(s)

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“treasury shares”	has the meaning ascribed to it in the Listing Rules

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

By order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive
Director and Chief Executive Officer

Hong Kong, November 12, 2025

As of the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Dr. Jie Chen and Mr. Jia Ren as the independent non-executive Directors.

*   For identification purpose only